EXHIBIT 99.1

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges, calculated in accordance with Canadian GAAP and U.S. GAAP, for the three months ended January 31, 2011 and for years ended October 31, 2010 and 2009:

	Year Ended October 31,		Three Months Ended January 31, 2011
Canadian GAAP	2009	2010
Excluding Interest on Deposits	2.90	4.56	4.32
Including Interest on Deposits	1.40	2.06	2.05

	Year Ended October 31,		Three Months Ended January 31, 2011
U.S. GAAP	2009	2010
Excluding Interest on Deposits	3.29	5.13	4.76
Including Interest on Deposits	1.46	2.17	2.16